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                                                                       Exhibit 2



                   [LETTERHEAD OF CARTER, LEDYARD & MILBURN]


                                                       __________________ , 2002



Nasdaq Financial Products Services, Inc.
c/o The Nasdaq Stock Market, Inc.
1500 Broadway
New York, New York 10036



The Bank of New York
101 Barclay Street
Floor 6E
New York, New York 10286


         Re:      BLDRS Index Funds Trust
                  consisting of four separate and distinct trust funds designated as: BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund

Ladies & Gentlemen:

                  As counsel for Nasdaq Financial Products Services, Inc. (the "Sponsor") in connection with the BLDRS Index Funds Trust (the "Trust"), we have examined an executed copy of the Trust Indenture dated as of _______________ (the "Indenture") and Standard Terms and Conditions of the BLDRS Index Funds Trust, dated as of ______________, 2002 (the "Agreement") and, together with the Indenture, collectively referred to as the "Indenture and Agreement", both between the Sponsor, and The Bank of New York, as Trustee. The Indenture and Agreement established the Trust consisting of four separate and distinct trust funds designated as: BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund into which _____________, the depositor (the "Depositor") deposited certain securities, (the "Securities"), and moneys to be held by the Trustee upon the terms and conditions set forth in the Indenture and Agreement for the benefit of the Beneficial Owners (as defined in the Indenture and Agreement).


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                  Each Fund constitutes a separate and distinct trust fund under the Trust Agreement and Indenture. Under the Indenture and Agreement, shares were issued representing fractional undivided interests in BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets
50 ADR Index Fund and BLDRS Europe 100 ADR Index Fund.

                  Based upon the foregoing and upon an examination of such other documents and having regard for legal considerations which we deem relevant, and assuming that the Trust qualifies for and properly elects tax treatment as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the "Code") we are of the opinion that, under existing laws, regulations, rulings and court decisions, the Trust would not be subject to federal income tax on such part of its net income and capital gain, if any, as is timely distributed to Beneficial Owners (as defined in the Indenture and Agreement).

                  The foregoing opinion is limited to the federal laws of the Untied States and we express no opinion as to the effect of the laws of any other jurisdiction.

                  This opinion letter is solely for your benefit in connection with the listing of the shares of each Fund of the Trust on the Nasdaq Stock Market, Inc. and may not be relied upon, used, circulated, quoted or referred to, nor may copies hereof be delivered to any other person, firm or corporation without our prior written consent. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333- 84788) relating to the shares of each BLDRS Index Fund referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                        Very truly yours,